Exhibit 99.11

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Section 230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (Registration No. 333-190587) (the “Registration Statement”) of Peoples Financial Services Corp. (“Peoples”) relating to the merger agreement by and between Peoples and Penseco Financial Services Corporation, the undersigned hereby consents to being named in the joint proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of Peoples upon consummation of the merger contemplated in such merger agreement.

Date: September 17, 2013

/s/ Emily S. Perry
Emily S. Perry